SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase announces approval of Shlomo (Tom) Wyler's coverage under its existing
Directors' and Officers' insurance policies".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: November 22, 2010

Media Contacts:
Amir Philips, CFO, Optibase Ltd.
011-972-73-7143-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE ANNOUNCES APPROVAL OF SHLOMO (TOM) WYLER'S COVERAGE
UNDER ITS EXISTING DIRECTORS' AND OFFICERS' INSURANCE POLICIES

HERZLIYA, Israel, November 22, 2010 – Optibase Ltd. (NASDAQ: OBAS) (“Optibase" or the “Company”) today announced that the Company’s audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000) (the "Regulations"), the coverage of the liability of Mr. Shlomo (Tom) Wyler, the Company’s President and Chief Executive Officer, who is also considered the controlling shareholder of the Company, under the Company's directors' and officers' liability insurance policies, as discussed below (the "Policies").

•
An insurance policy covering the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries for the period commencing on April 1, 2010 and ending on July 31, 2010. The maximum coverage amount under such policy and the yearly premium to be paid by the Company for such policy were US $10,000,000 and US $53,000, respectively.  Such policy is a prolongation of the Company's previous directors' and officers' liability insurance policy and is under the same terms and conditions of the previous policy.

•
An insurance policy covering the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries for a one year period commencing on August 1, 2010 and ending on July 31, 2011. Such policy covers a total liability of US $10,000,000 and the premium paid by the Company with respect to such policy is approximately US $53,000.

•
Subject to the Company's shareholders' approval, the purchase of a future insurance policy for directors' and officers' liability, including as directors or officers of the Company's subsidiaries, in substantially the same terms and conditions as the existing policy, for the period commencing on August 1, 2011 and ending on July 31, 2012. The maximum coverage amount under such policy and the maximum yearly premium to be paid by the Company for such policy shall not exceed US $10,000,000 and US $80,000, respectively.

The Company’s audit committee and board of directors determined that the coverage of Mr. Wyler’s liability under the Policies complies with the terms of Section 1B(5) of the Regulations for the following reasons: (a) the coverage of Mr. Wyler’s liability under the Policies is identical to the coverage of the liability of all other directors and officers of the Company under the Policies; (b) the terms of the coverage of Mr. Wyler’s liability under the Policies is on market terms; and (c) the coverage of Mr. Wyler’s liability under the Policies may not substantially affect the Company’s profitability, assets or liabilities.

Under Section 1C of the Regulation, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of the coverage of Mr. Wyler’s liability under the Policies pursuant to Section 1B(5); provided, however, that such objection has been submitted to the Company within 14 days as of the date of this press release. If such objection is received by the Company within such 14-day period, the coverage of Mr. Wyler’s liability under the Policies will require shareholders’ approval by a special majority pursuant to Section 275 of the Israeli Companies Law of 1999.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds a commercial property in Rumlang, Switzerland and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.